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                                                                      EXHIBIT 18
                                      LOGO
                         I  N  C  O  R  P  O  R  A  T  E  D

                                 July 14, 1999

To Our Stockholders:

     We are pleased to inform you that pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 6, 1999, by and among Saturn Electronics & Engineering, Inc., a Michigan corporation ("Saturn"), SSI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Saturn (the "Purchaser") and Smartflex Systems, Inc. (the "Company"), Saturn and the Purchaser have commenced today a tender offer to purchase all of the Company's shares of Common Stock at $10.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in an Offer to Purchase and related Letter of Transmittal dated July 14, 1999 (the "Offer to Purchase"), which are enclosed with this letter. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 11, 1999. The Merger Agreement provides that each outstanding share of Common Stock not acquired in the tender offer will be converted into the right to receive $10.50 in cash in the merger of Purchaser with and into the Company. Subject to certain terms and conditions, the merger of Purchaser and the Company will be consummated as soon as practicable after the expiration of the tender offer.

     In approving the Merger Agreement, the Company's Board of Directors considered many factors, including the opinion of SG Cowen Securities Corporation that, as of the date of such opinion, the consideration to be received by the stockholders of the Company pursuant to the tender offer and merger was fair to such stockholders from a financial point of view. A more complete description of the factors considered is set forth in the attached
Schedule 14D-9.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER.

     A more complete description of the tender offer and the merger is contained in the Offer to Purchase and related materials, including forms of transmittal to be used for tendering shares. These documents set forth in detail the terms and conditions of the offer and provide instructions on how to tender your shares.

     We thank you for your loyalty and support during the time that we have been a publicly-held company.

                                          Sincerely,
                                          /s/ William L. Healey
                                          William L. Healey
                                          President, Chief Executive Officer
                                          and Chairman of the Board of Directors

14312 Franklin Avenue  -  P.O. Box 2085  -  Tustin, CA 92781-2085  -  (714)
838-8737  -  FAX (714) 838-8787